Exhibit 21 - List of Subsidiaries of Registrant

Subsidiaries of Aspirity Holdings LLC At December 31, 2016
Company Name	Jurisdiction of Organization	Tier	Status
Aspirity Energy LLC	Minnesota	First	Active

Aspirity Energy South LLC	Minnesota	Second	Inactive

Aspirity Financial LLC	Minnesota	First	Active

Aspirity Services Corp	Minnesota	First	Active